[redacted]

10029811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grubb & Ellis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Hutton Centre Drive, Suite 700
(No. and Street)

Santa Ana	CA	92707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin K. Hull (714) 667-8252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

18111 Von Karman Avenue, Suite 1000	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin K. Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grubb & Ellis Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ Cashflows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

STATE OF CALIFORNIA

COUNTY OF ORANGE

Subscribed and sworn to (or affirmed) before me this 22nd day of February, 2010 by Kevin K. Hull, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature____________________ (Seal)

S. MCLEAN
Commission # 1808935
Notary Public - California
Orange County
My Comm. Expires Aug 9, 2012

My Commission Expires:

August 9, 2012

Grubb & Ellis Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2009

Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Grubb & Ellis Securities, Inc.

We have audited the accompanying statement of financial condition of Grubb & Ellis Securities, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grubb & Ellis Securities, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2010

Grubb & Ellis Securities, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 953,462
Commissions and due diligence receivables from affiliates	161,514
Prepaid expenses	577,943
Deferred tax assets	201,957
Other receivables	242,658
Total assets	$ 2,137,534
Liabilities and owners' equity	
Trade accounts payable	$ 110,022
Accrued liabilities	565,629
Accrued commissions payable	301,967
	977,618
Owners' equity:	
Common stock, units authorized 2,500 without par value, 1,000 units issued and outstanding	–
Additional paid-in capital	15,900,000
Retained deficit	(14,740,084)
Total owners' equity	1,159,916
Total liabilities and owners' equity	$ 2,137,534

See accompanying notes.

Grubb & Ellis Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Organization and Business

Grubb & Ellis Securities, Inc. (the Company) was incorporated on March 10, 1986 in the state of California and is engaged in business as a broker-dealer, registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authorities (FINRA). The Company's activity consists primarily of acting as the managing broker-dealer for sales of real estate securities sponsored by Grubb & Ellis Company (GBE), or its affiliates, which are affiliated with the Company through common ownership.

2. Accounting Policies

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The accompanying statement of financial condition have been prepared in accordance with U.S. GAAP and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

2. Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains its primary checking account and a money market account at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009, the Company's uninsured cash balances totaled $703,462. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Financial Instruments

The carrying amounts of commissions and due diligence receivables from affiliated entities, other receivables, accounts payable, accrued liabilities, payable to broker-dealers, and due to related parties approximates fair value because of the short maturity of these financial instruments.

Common Control

Because the Company and certain related parties are under common ownership, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Allowance for Uncollectible Receivables

The Company believes that all receivables from affiliated entities and commissions receivable will be collected by the Company; accordingly, the accompanying financial statements do not require an allowance for uncollectible accounts.

Accounting for Uncertain Tax Positions

The Company adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) for the fiscal year ended December 31, 2009. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2009.

2. Accounting Policies (continued)

Accounting Standards Codification

In June 2009, the FASB Accounting Standards Codification (Codification) was issued in the form of ASC 105, *Generally Accepted Accounting Principles* (ASC 105). Upon issuance, Codification became the single source of authoritative, nongovernmental U.S. GAAP. Codification reorganized U.S. GAAP pronouncements into accounting topics, which are displayed using a single structure. Certain SEC guidance is also included in Codification and will follow a similar topical structure in separate SEC sections. ASC 105 is effective for interim periods and fiscal years ending after September 15, 2009. The adoption of Codification did not have a material impact on the Company's financial position or results of operations.

3. Transactions with Related Party

Commission Revenues

Commission revenues include commissions, due diligence, and marketing fee revenues which are generated from the sales of securities sponsored by GBE and NNN Realty Advisors, Inc. (affiliate). Receivables related to commission and due diligence fees due from affiliated parties totaled $161,514 as of December 31, 2009.

Administrative Expenses

The Company shares its office space with GBE through an expense sharing agreement which remains in effect until either party provides 90 days' written notice. This agreement (the Agreement) stipulates GBE will provide personnel and office space to the Company as needed, and pay the ordinary operating expenses of the Company, and those expenses arising from written contractual obligations incurred by the Company, as necessary to maintain the Company's compliance with all applicable capital and financial responsibility regulations.

Notes and Other Receivables

Included in other receivables as of December 31, 2009 are $60,924 of short-term notes due from employees, a $13,744 receivable from an ex-employee and $167,990 due from GBE.

4. Prepaid Expenses

Conference fees paid before December 31, 2009 for subsequent periods totaled $411,507. In addition, the prepaid marketing allowance to be deducted from the selling group's future earnings totaled $166,436.

5. Income Taxes

GBE files a consolidated federal income tax return and a combined California return which includes the Company. The Company and its affiliates participate in a tax-sharing agreement with GBE. Under the tax-sharing agreement, the Company pays to, or receives from, GBE an amount essentially computed as if the Company filed a separate return, except that items such as net operating losses, capital losses, investment tax credits or similar items, which might not be immediately recognizable in a separate return, are allocated according to the tax-sharing agreement and reflected in the Company's provision to the extent that such items reduce the consolidated federal tax liability for financial reporting purposes, which arise from the timing of accrued compensation and the federal benefit for state taxes.

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the timing of recognition of accrued compensation.

Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

Deferred tax asset:	
Accrued compensation	$ 35,870
Net operating loss	139,787
Other temporary differences	26,300
Total deferred tax asset	$ 201,957

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $120,863, which was $55,689 in excess of its required net capital of $65,174. The Company's ratio of aggregate indebtedness to net capital was 8.09 to 1 at December 31, 2009.

7. Commitments and Contingencies

Grubb & Ellis Securities is involved in various securities arbitration claims arising out of the ordinary conduct of its business, including its position as a managing broker-dealer that organizes broker-dealer selling groups. While it intends to vigorously defend the pending claims, there are uncertainties inherent in the ultimate outcome of such matters and it is difficult to determine the ultimate costs that it may incur. The Company believes the resolution of such uncertainties and the associated costs will not have a material adverse effect on its financial position or results of operations, but at this time, it is unable to predict the outcome of these claims and the possible loss, if any, associated with the resolution of these claims or any potential effect they may have on the Company or its operations.

8. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are issued. As of February 25, 2010, no material subsequent events have occurred.

Grubb & Ellis Securities, Inc

Agreed-Upon Procedures Report

For the Period April 1, 2009 through December 31, 2009

Table of Contents

Ernst & Young

Ernst & Young LLP
725. South Figueroa Street
Los Angeles, California 90017-5418
Tel: +1 213 977 3200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Shareholder and Management of Grubb & Ellis Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the management of Grubb & Ellis Securities, Inc. (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, reviewing check copies and bank statements to determine that the assessment payments were properly paid.

   From our procedures performed as stated above, no exceptions noted.

2. Compared the amounts reported within the Focus Reports completed on Form X-17A-5 filed quarterly with SEC for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   From our procedures performed as stated above, no exceptions noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided to us by management of the Company.

   From our procedures performed as stated above, no exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   From our procedures performed as stated above, no exceptions noted.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2010

Supplemental Schedule

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035960 FINRA DEC
GRUBB & ELLIS SECURITIES INC 16*16
4 HUTTON CENTRE DR STE 700
SANTA ANA CA 92707-8712

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

COLIN LAM 714 975 2322

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 13,991

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

Date Paid

C. Less prior overpayment applied (7,896)

D. Assessment balance due or (overpayment) 5,945

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,945

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,945

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GRUBB & ELLIS SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 5,598,757

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income 2,323

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 2,323

2d. SIPC Net Operating Revenues $ 5,596,434

2e. General Assessment @ .0025 $ 13,991

(to page 1 but not less than $150 minimum)